Via Facsimile and U.S. Mail
Mail Stop 6010

June 30, 2006

Mr. Clay B. Siegall
President and Chief Executive Officer
Seattle Genetics, Inc.
21823 30th Drive SE
Bothell, WA 98021

Re: Seattle Genetics, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 8, 2006
        File No. 000-32405

Dear Mr. Siegall:

        We have completed our review of your Form 10-K and have no further comment
at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief